

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



12013746

SEC FILE NUMBER
8-17106

Mail Processing Section

FEB 28 2012

Washington, DC
120

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/11___ AND ENDING ___12/31/11___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COSSÉ INTERNATIONAL SECURITIES, INC.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1301 - 5TH AVENUE, STE 3024
                          (No. and Street)

SEATTLE   WA   98101
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DENNIS A. YOUNG   (206) 624-6651
                                                    (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PETERSON SULLIVAN LLP
                    (Name – if individual, state last, first, middle name)
601 UNION ST STE 2300   SEATTLE   WA   98101
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 28 2012

REGISTRATIONS BRANCH
12

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)

Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
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SEC 1410 (06-02)

1

OATH OR AFFIRMATION

I, _____DENNIS A. YOUNG_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____COSSÉ INTERNATIONAL SECURITIES, INC._____, as of _____DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ACCOUNT 001-59513	DENNIS A. YOUNG, 401(k) PLAN ACCOUNT
ACCOUNT 001-69002	CHARLES B. COSSÉ
ACCOUNT 001-69005	CHARLES B. COSSÉ, DBA COSSÉ INTERNATIONAL PROPERTIES
ACCOUNT 001-69006	CHARLES B. COSSÉ AND SANDRA COSSÉ, JTWROS
ACCOUNT 001-69051	CHARLES B. COSSÉ TRUSTEE FBO JULIA T. COSSÉ
ACCOUNT 001-69054	SANDRA T. COSSÉ

_____
Signature

_____
Notary Public

_____Vice President/Treasurer_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (CASH FLOWS).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (See the separately bound report.)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)
- ☒ (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

2



COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

C O N T E N T S

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Cossé International Securities, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Cossé International Securities, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cossé International Securities, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

Seattle, Washington
February 17, 2012

An independent firm associated with

MOORE STEPHENS
INTERNATIONAL LIMITED

1

COSSÉ INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

Cash	$	956,980
Segregated cash		72,185
Deposits with clearing organizations		310,000
Other assets		8,393
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $116,270		15,514
	$	1,363,072

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to customers	$	54,176
Payable to clearing organizations		13,842
Accrued expenses		63,722
		131,740
Stockholder's equity		
Common stock, $100 par value; 500 shares authorized; 250 shares issued and outstanding		25,000
Retained earnings		1,206,332
		1,231,332
	$	1,363,072

See Notes to Financial Statement

Note 1. Summary of Significant Accounting Policies and Operations

Organization

Cossé International Securities, Inc. ("the Company") operates as a securities broker-dealer for the accounts of customers. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority.

The Company is actively involved in securities brokerage and trading. These services are provided to a large and diversified group of clients. The Company's exposure to credit risk associated with the non-performance of these clients in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of clients to satisfy their obligations to the Company.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of unrestricted cash balances in banks. The Company occasionally has deposits in excess of federally insured limits.

Segregated Cash

In accordance with regulations of the SEC, the Company maintains a special reserve bank account for the exclusive benefit of customers. At December 31, 2011, $72,185 was held in a segregated account.

Payable to Customers and Clearing Organizations

Payable to customers and clearing organizations include amounts due to the Company to settle cash transactions.

Furniture, Equipment, and Leasehold Improvements

Depreciation of furniture and equipment is provided using the straight-line method over the estimated useful lives (generally three to seven years) of the assets. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the term of the lease.

(Continued)

Revenue Recognition

Securities transactions and the related commission revenue and expense are recorded on a settlement date basis, generally three business days after the trade date. The results of operations using the settlement date basis are not materially different from recording such transactions on a trade date basis.

Income Tax

The Company has elected S corporation status for tax purposes, and is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its stockholder in computing his individual tax liability. The Company generally makes distributions to the stockholder to pay the liabilities arising from this election. The Company's federal tax returns are open to examination for the last three years.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was the date of the independent auditors' report. On January 5, 2012, the Company made a distribution of $50,000 to its stockholder.

Note 2. Deposits with Clearing Organizations

The Company has agreements with the National Securities Clearing Corporation and the Depository Trust Company whereby these organizations clear all trades and perform certain other services for the Company. The agreements are cancelable with written notice by either party. As part of these arrangements, the Company is required to maintain certain deposits at the organizations and must maintain net capital of at least $750,000, instead of the $250,000 minimum amount required by SEC rules, as discussed in Note 7. All of the deposits with these organizations are cash as of December 31, 2011.

Note 3. Employee Benefits

The Company has established a retirement plan called the Cossé International Securities, Inc. Salary Deferred 401(k) Profit Sharing Plan and Trust ("the Plan"). All salaried employees are eligible to participate in the Plan. There are no age requirements, but employees must have at least 1,000 hours of service in a calendar-year period. Employer contributions are discretionary and there were no employer contributions in 2011.

(Continued)

Note 4. Leases

The Company leases its office space under an operating lease that expires April 30, 2013. Rental expense under the lease was approximately $134,400 for the year ended December 31, 2010. The following is a schedule of minimum rent payments required under noncancelable operating lease for the years ending December 31:

2012	$	138,011
2013		46,411
	$	184,422

Note 5. Commitments

The Company has an agreement with a vendor to use that company's back-office general ledger accounting and regulatory reporting system. The agreement expires on May 15, 2015. The following is a schedule of minimum payments required under the agreement for the years ending December 31:

2012	$	129,600
2013		129,600
2014		129,600
2015		77,100
	$	465,900

Note 6. Contingencies and Guarantees

As of December 31, 2011, Management of the Company believes that there are no contingencies or guarantees that may result in a loss or future obligation.

Note 7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of $250,000. At December 31, 2011, the Company had computed net capital of $1,207,325, which was in excess of the required net capital level by $957,325. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2011, the Company's ratio of aggregate indebtedness to net capital was .056 to 1.